Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 24, 2014	Peter M. Fass Member of the Firm d 212.969.3445 f 212.969.2900 pfass@proskauer.com www.proskauer.com

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tom Kluck, Legal Branch Chief

Re:	Lightstone Value Plus Real Estate Investment Trust III, Inc. Amendment No. 4 to Draft Registration Statement on Form S-11 Filed June 24, 2014 CIK No. 0001563756

Dear Mr. Kluck:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 16, 2014 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on April 15, 2014 (CIK No. 0001563756).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Amendment No. 4 has been filed by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4. All page number references in the Company’s responses are to page numbers in Amendment No. 4.

Prospectus Summary, page 1

1.	We note your revised disclosure that you “expect to invest a significant portion of [y]our funds in direct real estate investments and other equity investments.” Please also disclose, if accurate, that you are not prohibited from investing all proceeds from in debt interests, which may include bridge or mezzanine loans.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

June 24, 2014

We have revised the disclosure as requested. Please see pages 2 and 112.

Appendix A, page A-1

2.	Please tell us why you have not presented Table II for Lightstone II. In that regard, we note that Table IV which includes certain compensation amounts paid to the sponsor has also not been included for Lightstone II.

As discussed with the Staff during a telephone conference on June 12, 2014, we have omitted Table II because disclosure regarding compensation to the sponsor in prior programs is disclosed: (a) in footnote (4) to Table III—Operating Results of Prior Public Program Properties on page A-4; and (b) in footnote (2) to Table III—Operating Results of Prior Public Program Properties, on page A-5.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.